MARISSA L. ANTOINETTE

212/872.1068/fax: 212.872.1002

mantoinette@akingump.com

June 21, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affinion Group, Inc.
Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-133895)

Dear Ladies/Gentlemen:

On behalf of Affinion Group, Inc. (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 2 to a Registration Statement on Form S-4 (the “Amendment No. 2”), covering (i) $304,000,000 aggregate principal amount of 10 1/8% Senior Notes due 2013 (“Senior Notes”) which will be offered by the Company in exchange for $304,000,000 aggregate principal amount of our outstanding 10 1/8% Senior Notes due 2013 which were issued in a private offering under Rule 144A and Regulation S and (ii) $355,500,000 aggregate principal amount of 11½% Senior Subordinated Notes due 2015 (“Senior Subordinated Notes”) which will be offered by the Company in exchange for $355,500,000 aggregate principal amount of our outstanding 11½% Senior Subordinated Notes due 2015 which were issued in a private offering under Rule 144A and Regulation S. The prospectus forming a part of the Amendment No. 2, has been marked to indicate changes from the prospectus forming a part of the original Registration Statement on Form S-4 filed on May 8, 2006, while the cover page and Part II pages included in the Amendment No. 2 have been marked to indicate changes from Amendment No. 1 to the Registration Statement filed on May 22, 2006 (given that Amendment No. 1 did not include a prospectus).

Securities and Exchange Commission

June 21, 2006

If any questions should arise in the course of your review of the enclosed, please call Rosa Testani at (212) 872-8115, Gemma Descoteaux at (214) 969-4783 or me at (212) 872-1068.

Sincerely,

/s/ Marissa L. Antoinette

Marissa L. Antoinette

Enclosures:

cc:	Todd H. Siegel, w/encls.
Executive Vice President and General Counsel

Affinion Group, Inc.

100 Connecticut Avenue
Norwalk, CT 06850